NOVAMERICAN STEEL INC.
2005 Second Quarter Report
For the six months ended May 28, 2005

2005 Second Quarter Report
For the six months ended May 28, 2005

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

Second Quarter Results

Despite difficult market conditions, the Company achieved its 30th consecutive profitable quarter.

Sales for the second quarter increased by $13.7 million, or 6.7%, to $218.0 million from $204.3 million for the same period in 2004.

Sales for the six months ended May 28, 2005 increased by $72.6 million, or 20.6%, to $424.3 million from $351.7 million in 2004.

Tons sold and processed in the second quarter of 2005 increased by 4,224 tons, or 0.9%, to 489,370 tons from 485,146 in the second quarter of 2004. While tons sold in the second quarter of 2005 decreased by 21,415 tons or 8.5%, tons processed increased by 25,639 tons or 11.0% compared with the second quarter of 2004.

Tons sold and processed for the six months ended May 28, 2005 increased by 16,401 tons, or 1.8%, to 938,058 tons from 921,657 tons in 2004. While tons sold for the six months ended May 28, 2005 decreased by 44,560 tons or 9.3%, tons processed increased by 60,961 tons or 13.8% compared with the same period in 2004.

The gross margin for the second quarter 2005 decreased to 19.7% from 29.8% in 2004.

The gross margin for the six months ended May 28, 2005 decreased to 20.3% from 28.1% in 2004.

Net income for the second quarter decreased by $11.9 million, or 57.8% to $8.7 million, or $0.88 per share ($0.84 after dilution), versus $20.6 million, or $2.12 per share ($2.07 after dilution), for the same period in 2004. It was adversely affected by non-recurring costs of the Company's secondary share issue in the amount of $1.0 million.

Net income for the six months ended May 28, 2005 decreased by $8.8 million, or 31.9%, to $18.8 million, or $1.91 ($1.82 after dilution) per share, versus $27.6 million, or $2.84 per share ($2.80 after dilution), for the first six months of 2004.

All dollar amounts are expressed in U.S. dollars.

Operations

The second quarter proved to be more difficult than anticipated due to continued downward price pressure which adversely affected margins. Tons sold were down from the same period last year due mostly to the absence of customer hedge buying which characterized the first six months of 2004. Lead times at North American steel mills remained short and many customers reduced inventories to minimum levels in an environment of declining prices.

Outlook

Flat rolled steel prices will likely remain under pressure throughout the summer months due to seasonally weak demand and ongoing reductions in inventories. Management believes the supply/demand balance is approaching equilibrium, which should lead to price stability sometime in August or September. There appears to be a softening in demand which may be explained by steel buyers delaying purchases in anticipation of lower pricing and/or extended summer shutdowns.

D. Bryan Jones Chairman of the Board President and Chief Executive Officer

LaSalle, Québec
June 29, 2005

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
6001 Irwin Street
LaSalle, Québec
Canada H8N 1A1
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

Novamerican Steel Inc. and Subsidiaries
2005 Second Quarter Report
In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings
(unaudited)

	Quarter ended		Six months ended
	May 28, 2005	May 29, 2004	May 28, 2005	May 29, 2004
	$	$	$	$
Net sales	217,962	204,286	424,319	351,715
Cost of sales	175,013	143,328	338,124	253,027

Gross margin	42,949	60,958	86,195	98,688

Operating expenses
Plant	10,793	10,197	21,558	20,570
Delivery	6,398	5,205	11,127	9,894
Selling	3,304	3,359	6,891	6,515
Administrative and general	7,804	8,337	15,213	16,026

	28,299	27,098	54,789	53,005

Operating income	14,650	33,860	31,406	45,683

Interest expense	1,368	1,219	2,518	2,530
Share in income of a joint venture	(143)	(111)	(260)	(196)

	1,225	1,108	2,258	2,334

Income before income taxes	13,425	32,752	29,148	43,349
Income taxes	4,749	12,199	10,373	15,760

Net income	8,676	20,553	18,775	27,589

Net income per share
Basic	$0.88	$2.12	$1.91	$2.84

Diluted	$0.84	$2.07	$1.82	$2.80

Weighted average number of shares outstanding	9,877,084	9,700,000	9,831,587	9,700,000

Comprehensive income
Net income	8,676	20,553	18,775	27,589
Changes in cumulative translation adjustment	(1,978)	(1,679)	(6,388)	(4,045)
Change in fair value of interest rate swap, net of deferred income taxes	93	322	260	289

	6,791	19,196	12,647	23,833

Retained earnings
Balance, beginning of period	194,881	118,907	184,782	111,871
Net income	8,676	20,553	18,775	27,589

Balance, end of period	203,557	139,460	203,557	139,460

Tons sold	229,979	251,394	435,741	480,301
Tons processed	259,391	233,752	502,317	441,356

	489,370	485,146	938,058	921,657

Consolidated Statements of Cash Flows
(unaudited)

	Quarter ended		Six months ended
	May 28, 2005	May 29, 2004	May 28, 2005	May 29, 2004
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	8,676	20,553	18,775	27,589
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	2,508	2,307	4,843	4,289
Share in income of a joint venture	(143)	(111)	(260)	(196)
Deferred income taxes	63	804	(178)	750
Loss on disposal of property, plant and equipment	104	(16)	104	451
Changes in working capital items
Accounts receivable	864	(20,538)	(1,874)	(34,778)
Income taxes receivable	(2,814)	—	(2,814)	595
Inventories	27,236	(3,740)	2,954	(21,800)
Prepaid expenses and other	(2,197)	337	(2,077)	(674)
Accounts payable and accrued liabilities	(13,548)	5,201	(21,097)	10,108
Income taxes payable	(5,655)	7,580	(19,402)	8,389

Net cash from (used for) operating activities	15,094	12,377	(21,026)	(5,277)

CASH FLOWS FROM INVESTING ACTIVITIES
Issue of common shares	5,182	—	5,182	—
Acquisition of minority interest	—	—	(204)	(161)
Distribution from a joint venture	—	—	—	255
Additions to property, plant and equipment	(1,012)	(2,626)	(2,645)	(4,692)
Proceeds from disposal of property, plant and equipment	114	29	119	2,421
Other assets	—	(75)	—	(124)

Net cash from (used for) investing activities	4,284	(2,672)	2,452	(2,301)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(4,868)	(1,240)	20,514	(2,557)
Advances due to an employee	75	—	495	—
Proceeds from long-term debt	(3,937)	2,679	2,345	15,746
Repayment of long-term debt	(1,706)	(9,522)	(3,032)	(12,225)

Net cash from (used for) financing activities	(10,436)	(8,083)	20,322	964

Effect of exchange rate changes on cash and cash equivalents	(201)	(165)	(461)	(297)

Net increase (decrease) in cash and cash equivalents	8,741	1,457	1,287	(6,911)
Cash and cash equivalents, beginning of period	4,008	2,897	11,462	11,265

Cash and cash equivalents, end of period	12,749	4,354	12,749	4,354

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,686	1,488	2,340	2,316

Income taxes paid	13,772	3,988	30,723	6,140

Consolidated Balance Sheets
(unaudited)

	May 28, 2005	May 29, 2004	November 27, 2004
	(unaudited)	(unaudited)	(audited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	12,749	4,354	11,462
Accounts receivable	123,511	113,718	125,718
Income taxes receivable	2,866	—	—
Inventories	165,156	111,926	172,850
Prepaid expenses and other	2,841	1,974	799
Deferred income taxes	1,115	1,505	1,651

	308,238	233,477	312,480
Investment in a joint venture	2,523	3,298	2,263
Property, plant and equipment	101,830	101,183	106,308
Goodwill	12,992	12,791	12,789
Other assets	745	1,258	1,040

	426,328	352,007	434,880

LIABILITIES
Current liabilities
Current portion of long-term debt	53,120	4,936	4,855
Fair value of interest rate swap	300	—	—
Bank indebtedness	23,478	15,454	3,442
Accounts payable and accrued liabilities	79,707	83,183	103,964
Income taxes payable	—	8,239	19,988

	156,605	111,812	132,249
Long-term debt	7,429	55,714	56,766
Fair value of interest rate swap	—	1,271	741
Deferred income taxes	13,757	13,662	14,416

	177,791	182,459	204,172

SHAREHOLDERS' EQUITY
Share capital	34,791	28,404	29,609
Retained earnings	203,557	139,460	184,782
Accumulated other comprehensive income	10,189	1,684	16,317

	248,537	169,548	230,708

	426,328	352,007	434,880